HBOS plc

04045469

1 October 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st September to 30th September 2004.**

Announcements made to the London Stock Exchange:-

01.09.04	Rule 2.10 Announcement – HBOS plc
01.09.04	Rule 8 disclosure – HBOS plc
01.09.04	Holdings in Company – Lehman Brothers
02.09.04	Rule 2.10 Announcement – HBOS plc
02.09.04	Rule 8 disclosure – HBOS plc
02.09.04	Director shareholding – Halifax Sharesave scheme
03.09.04	Halifax House Price Index
03.09.04	Rule 2.10 Announcement – HBOS plc
03.09.04	Rule 8 disclosure – HBOS plc
03.09.04	Rule 8 disclosure – Abbey National plc
06.09.04	Rule 2.10 Announcement – HBOS plc
07.09.04	Rule 2.10 Announcement – HBOS plc
07.09.04	Rule 8 disclosure – HBOS plc
07.09.04	Director Shareholding
08.09.04	Rule 2.10 Announcement – HBOS plc
08.09.04	Rule 8 disclosure – HBOS plc
08.09.04	Rule 8 disclosure – HBOS plc
09.09.04	Rule 2.10 Announcement – HBOS plc
09.09.04	Director Shareholding – Halifax Sharesave Scheme
09.09.04	Rule 8 disclosure – HBOS plc
09.09.04	Rule 8 disclosure – Abbey National plc
10.09.04	Blocklisting 6 Monthly Return
10.09.04	Rule 2.10 Announcement – HBOS plc
10.09.04	Rule 8 disclosure – HBOS plc

dlo 10/18

13.09.04	Rule 2.10 Announcement – HBOS plc
13.09.04	Director Shareholding – HBOS plc
13.09.04	Rule 8 disclosure – HBOS plc
13.09.04	Rule 8 disclosure replacement – HBOS plc
14.09.04	Rule 2.10 Announcement – HBOS plc
14.09.04	Rule 8 disclosure – HBOS plc
15.09.04	Statement re: Abbey National
16.09.04	Rule 8 disclosure – Abbey National plc
16.09.04	Rule 8 disclosure – Minerva plc
20.09.04	Rule 8 disclosure – Abbey National plc
21.09.04	Additional Listing – HBOS plc
21.09.04	Rule 8 disclosure – Abbey National plc
21.09.04	Rule 8 disclosure – Warner Chilcott plc
22.09.04	Rule 8 disclosure – NHP plc
22.09.04	Director Shareholding – HBOS plc
22.09.04	Rule 8 disclosure – Abbey National plc
22.09.04	Director Shareholding – HBOS plc
22.09.04	Transaction in Own Shares
23.09.04	Rule 8 disclosure – Warner Chilcott plc
24.09.04	Rule 8 disclosure – Abbey National plc
24.09.04	Director Shareholding – HBOS plc
27.09.04	Rule 8 disclosure – GWR Group plc
27.09.04	Rule 8 disclosure – Abbey National plc
27.09.04	Director Shareholding – HBOS plc
28.09.04	Rule 8 disclosure – Minerva plc
28.09.04	Rule 8 disclosure – Abbey National plc
29.09.04	Rule 8 disclosure – Minerva plc
29.09.04	Director Shareholding – HBOS plc
30.09.04	Rule 8 disclosure – Minerva plc
30.09.04	Rule 8 disclosure – Eidos plc

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	19,459 Shares registered on 01.09.04
1 Form 88(2)'s – Return of Allotment of	420,003 Shares registered on 01.09.04
1 Form 88(2)'s – Return of Allotment of	47,155 Shares registered on 02.09.04
1 Form 88(2)'s – Return of Allotment of	7,042 Shares registered on 03.09.04
1 Form 88(2)'s – Return of Allotment of	412 Shares registered on 06.09.04
1 Form 88(2)'s – Return of Allotment of	3,569 Shares registered on 07.09.04
1 Form 88(2)'s – Return of Allotment of	304,640 Shares registered on 08.09.04
1 Form 88(2)'s – Return of Allotment of	18,519 Shares registered on 08.09.04
1 Form 88(2)'s – Return of Allotment of	10,734 Shares registered on 09.09.04
1 Form 88(2)'s – Return of Allotment of	6,248 Shares registered on 10.09.04
1 Form 88(2)'s – Return of Allotment of	7,296 Shares registered on 13.09.04
1 Form 88(2)'s – Return of Allotment of	28,382 Shares registered on 14.09.04
1 Form 88(2)'s – Return of Allotment of	141,279 Shares registered on 15.09.04
1 Form 88(2)'s – Return of Allotment of	38,599 Shares registered on 15.09.04
1 Form 88(2)'s – Return of Allotment of	16,928 Shares registered on 16.09.04
1 Form 88(2)'s – Return of Allotment of	11,775 Shares registered on 17.09.04
1 Form 88(2)'s – Return of Allotment of	395,739 Shares registered on 20.09.04

1 Form 88(2)'s – Return of Allotment of	322,843 Shares registered on 21.09.04
1 Form 88(2)'s – Return of Allotment of	126,015 Shares registered on 22.09.04
1 Form 88(2)'s – Return of Allotment of	492,403 Shares registered on 22.09.04
1 Form 88(2)'s – Return of Allotment of	154,604 Shares registered on 23.09.04
1 Form 88(2)'s – Return of Allotment of	148,259 Shares registered on 24.09.04
1 Form 88(2)'s – Return of Allotment of	101,120 Shares registered on 27.09.04
1 Form 88(2)'s – Return of Allotment of	47,338 Shares registered on 28.09.04
1 Form 88(2)'s – Return of Allotment of	36,943 Shares registered on 29.09.04
1 Form 88(2)'s – Return of Allotment of	197,330 Shares registered on 29.09.04
1 Form 88(2)'s – Return of Allotment of	69,916 Shares registered on 30.09.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

HBOS plc

1 October 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

Exemption

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st September to 30th September 2004**.

Announcements made to the London Stock Exchange:-

01.09.04	Rule 2.10 Announcement – HBOS plc
01.09.04	Rule 8 disclosure – HBOS plc
01.09.04	Holdings in Company – Lehman Brothers
02.09.04	Rule 2.10 Announcement – HBOS plc
02.09.04	Rule 8 disclosure – HBOS plc
02.09.04	Director shareholding – Halifax Sharesave scheme
03.09.04	Halifax House Price Index
03.09.04	Rule 2.10 Announcement – HBOS plc
03.09.04	Rule 8 disclosure – HBOS plc
03.09.04	Rule 8 disclosure – Abbey National plc
06.09.04	Rule 2.10 Announcement – HBOS plc
07.09.04	Rule 2.10 Announcement – HBOS plc
07.09.04	Rule 8 disclosure – HBOS plc
07.09.04	Director Shareholding
08.09.04	Rule 2.10 Announcement – HBOS plc
08.09.04	Rule 8 disclosure – HBOS plc
08.09.04	Rule 8 disclosure – HBOS plc
09.09.04	Rule 2.10 Announcement – HBOS plc
09.09.04	Director Shareholding – Halifax Sharesave Scheme
09.09.04	Rule 8 disclosure – HBOS plc
09.09.04	Rule 8 disclosure – Abbey National plc
10.09.04	Blocklisting 6 Monthly Return
10.09.04	Rule 2.10 Announcement – HBOS plc
10.09.04	Rule 8 disclosure – HBOS plc

13.09.04	Rule 2.10 Announcement – HBOS plc
13.09.04	Director Shareholding – HBOS plc
13.09.04	Rule 8 disclosure – HBOS plc
13.09.04	Rule 8 disclosure replacement – HBOS plc
14.09.04	Rule 2.10 Announcement – HBOS plc
14.09.04	Rule 8 disclosure – HBOS plc
15.09.04	Statement re: Abbey National
16.09.04	Rule 8 disclosure – Abbey National plc
16.09.04	Rule 8 disclosure – Minerva plc
20.09.04	Rule 8 disclosure – Abbey National plc
21.09.04	Additional Listing – HBOS plc
21.09.04	Rule 8 disclosure – Abbey National plc
21.09.04	Rule 8 disclosure – Warner Chilcott plc
22.09.04	Rule 8 disclosure – NHP plc
22.09.04	Director Shareholding – HBOS plc
22.09.04	Rule 8 disclosure – Abbey National plc
22.09.04	Director Shareholding – HBOS plc
22.09.04	Transaction in Own Shares
23.09.04	Rule 8 disclosure – Warner Chilcott plc
24.09.04	Rule 8 disclosure – Abbey National plc
24.09.04	Director Shareholding – HBOS plc
27.09.04	Rule 8 disclosure – GWR Group plc
27.09.04	Rule 8 disclosure – Abbey National plc
27.09.04	Director Shareholding – HBOS plc
28.09.04	Rule 8 disclosure – Minerva plc
28.09.04	Rule 8 disclosure – Abbey National plc
29.09.04	Rule 8 disclosure – Minerva plc
29.09.04	Director Shareholding – HBOS plc
30.09.04	Rule 8 disclosure – Minerva plc
30.09.04	Rule 8 disclosure – Eidos plc

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	19,459 Shares registered on 01.09.04
1 Form 88(2)'s – Return of Allotment of	420,003 Shares registered on 01.09.04
1 Form 88(2)'s – Return of Allotment of	47,155 Shares registered on 02.09.04
1 Form 88(2)'s – Return of Allotment of	7,042 Shares registered on 03.09.04
1 Form 88(2)'s – Return of Allotment of	412 Shares registered on 06.09.04
1 Form 88(2)'s – Return of Allotment of	3,569 Shares registered on 07.09.04
1 Form 88(2)'s – Return of Allotment of	304,640 Shares registered on 08.09.04
1 Form 88(2)'s – Return of Allotment of	18,519 Shares registered on 08.09.04
1 Form 88(2)'s – Return of Allotment of	10,734 Shares registered on 09.09.04
1 Form 88(2)'s – Return of Allotment of	6,248 Shares registered on 10.09.04
1 Form 88(2)'s – Return of Allotment of	7,296 Shares registered on 13.09.04
1 Form 88(2)'s – Return of Allotment of	28,382 Shares registered on 14.09.04
1 Form 88(2)'s – Return of Allotment of	141,279 Shares registered on 15.09.04
1 Form 88(2)'s – Return of Allotment of	38,599 Shares registered on 15.09.04
1 Form 88(2)'s – Return of Allotment of	16,928 Shares registered on 16.09.04
1 Form 88(2)'s – Return of Allotment of	11,775 Shares registered on 17.09.04
1 Form 88(2)'s – Return of Allotment of	395,739 Shares registered on 20.09.04

1 Form 88(2)'s – Return of Allotment of	322,843 Shares registered on 21.09.04
1 Form 88(2)'s – Return of Allotment of	126,015 Shares registered on 22.09.04
1 Form 88(2)'s – Return of Allotment of	492,403 Shares registered on 22.09.04
1 Form 88(2)'s – Return of Allotment of	154,604 Shares registered on 23.09.04
1 Form 88(2)'s – Return of Allotment of	148,259 Shares registered on 24.09.04
1 Form 88(2)'s – Return of Allotment of	101,120 Shares registered on 27.09.04
1 Form 88(2)'s – Return of Allotment of	47,338 Shares registered on 28.09.04
1 Form 88(2)'s – Return of Allotment of	36,943 Shares registered on 29.09.04
1 Form 88(2)'s – Return of Allotment of	197,330 Shares registered on 29.09.04
1 Form 88(2)'s – Return of Allotment of	69,916 Shares registered on 30.09.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Manager

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,101	2,301	287
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,907	156,526	1,102
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	578.79p	680.0p	668.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,531	16,575	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	189,734
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Ordinary	305
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedule attached (1)	Ordinary	3,384
Address:		
UK postcode:		
Name: See schedule attached (2)	Ordinary	3,907
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 5/10/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	40,819	950	15,534
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,613		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 69,916
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/10/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

coform

19,459

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,224	4,235	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	578.79p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	3,695
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Mrs Debra Taylor-Williams	Ordinary	540
Address: 4 Caynton Cottages Nr Beckbury Shifnell Shropshire		
UK postcode: TF11 9JE		
Name: See schedule attached	Ordinary	15,224
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 1/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Halifax plc
1997 7 year
CERT

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	EXERCISED
Miss	Gillian Ann	O'Donoghue	32 Southend Lane	LONDON	SE6 3AA	3369
Mrs	Tracy	Oliver	22 Johnson Grove	STOCKTON ON TEES	Cleveland TS20 1BX	1616
Mrs	Christine	Raisbeck	Meadow Croft Drighlington	BRADFORD	West Yorkshire BD11 1AZ	3369
Mrs	Natalie	Samuel	5 Tyn-Y-Coed Place	CARDIFF	CF24 4TX	807
Mrs	Lesley Jane	Stace	45 Malvern Close	MITCHAM	Surrey CR4 1EH	3369
Mrs	Jacqueline Ann	Stringer	39 Quilters Drive	BILLERICAY	Essex CM12 9YE	2694
6 records						**15224**

420,003

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	420,003		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	679.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited (A/C HALIFAX)	Class of shares allotted: Ordinary	Number allotted: 420,003
Address: The Mound, Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 1/9/4

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

47,155

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,598	2,073	3,626
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	578.0p	654.0p	562.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,307	1,192	7,411
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	598.0p	574.0p	579.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

CO form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	841	14,462	2,637
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	537.0p	410.0p	428.27p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,302	4,721	3,985
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	459.47p	570.0p	472.53p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 5,058
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 9,083
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See schedules 1 - 3 attached	Class of shares allotted: Ordinary	Number allotted: 33,014
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 5

Signed [signature] Date 7/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Nicola Moodie, Company Secretary's Department
	HBOS plc, The Mound, Edinburgh, EH1 1YZ
	Tel 0131 243 5486
	DX number DX exchange

coform

(1)

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 2nd September 2004

Mr Alan Davidson 8 Alderley Close Saddlestone Douglas ISLE OF MAN IM2 1NT	561
Miss Carole Ann Donald 54 Kaims Brae Livingston Village LIVINGSTON West Lothian EH54 7DT	345
Mr Anthony Roger Gadd 86 Dukes Mead FLEET Hants GU51 4HE	391
Mr Michael John Pedder 32 Aspin Drive KNARESBOROUGH North Yorkshire HG5 8HH	916
Ms Wilma Sheena Stewart 31 Ballagan Place Milngavie GLASGOW G62 7RQ	76

1 cont'd

Mr Alexander Spy 11 Kilpatrick Gardens Clarkston GLASGOW G76 7RD	360
Ms Kathryn M Strik 63 St Thomas Street WELLS Somerset BA5 2UY	700
Mr John Glenn Wright 33 Bartholomew Close Ducklington WITNEY Oxon OX29 7UJ	391
8 records	**3740**

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 2nd September 2004

Miss Carolyn Jane Austerberry Top Flat 4 Oakfield Road Clifton BRISTOL BS8 2AL	601
Mrs Joyce Chivers 4 Hunters Lodge Catisfield FAREHAM Hants PO15 5NF	1286
Mr Alan Davidson 8 Alderley Close Saddlestone Douglas ISLE OF MAN IM2 1NT	621
Mr Barry Roger Davies 109 Hill Street Kingswood BRISTOL BS15 4EZ	3105
Mr Barry Royston Francis 18 Willoughby Close Alveston Bristol BS35 3RW	3369
Mr Paul John Harrison 18 Carr Field Drive	

2 cont'd

Luddenden Halifax HX2 6RJ	3369
Mrs Isbell McLean Kelly 305 Albert Drive Apartment 1/2 Pollockshields GLASGOW G41 5RP	3036
Mr Michael John Pedder 32 Aspin Drive KNARESBOROUGH North Yorkshire HG5 8HH	1242
8 records	**16629**

BOS Numbe	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	otal Units
912105	Miss	Lynne Nicola	Struthers	JB021466	12 Grange Place	Redding Falkirk	STIRLINGSHIRE Scotland	FK2 9UP	0	0	0	295	**295**
912123	Mrs	Barbara Ann	Bilsland	YT610388	12 Bogan	Coldingham	EYEMOUTH BERWICKSHIRE	TD14 5ND	0	0	0	295	**295**
905814	Miss	Morag Anne	Sweeney	WL138840	34 Craigson Place Moffat Mills	Airdrie	LANARKSHIRE	ML6 8PH	0	0	0	503	**503**
904615	Mr	Douglas Herd	Swanson	YS800741	18 Hunters Grove	Dunoon	ARGYLL	PA23 8LQ	287	269	214	201	**971**
904632	Mr	Matthew Angus	Lawson	YT415310	Anden Villa	24 Raith Gardens	KIRKCALDY	KY2 5NJ	964	704	375	553	**2596**
904755	Mr	Thomas	Costello	YP628378	Claddagh Shay Lane	Oscroft Tarvin	CHESTER	CH3 8NW	0	0	518	289	**807**
904883	Mr	William Paterson	Orr	YR723160	Lochy Faulds	Dollar	Clacks	FK14 7PL	0	0	643	824	**1467**
915773	Mrs	Paula	Reid	WP280111	Castle Cottage Little Heath Road	Littleton	CHESTER	CH3 4DW	0	0	1651	140	**1791**
906384	Ms	Patricia Ann	Ross	YK790292	Langfaulds Cottage	Cowstrandburn Saline	DUNFERMLINE	KY12 9HR	693	0	356	282	**1331**
906504	Mrs	Mary Wilson	Brock	YA374435	5 Rhinsdale Crescent	Swinton	BAILLIESTON	G69 6BT	0	0	214	0	**214**
916216	Mr	Richard John	Scott	WL110227	15 Lime Grove	Hoole	CHESTER	CH2 3HW	693	329	750	603	**2375**
									2637	1302	4721	3985	**12645**

(3)

1042

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,000	6,042	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,042
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

412

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	412		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary 25p	Number allotted: 412
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

3,569

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,969	1,600	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	3,569
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 7/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (Deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

304,640

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	304,640		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited A/C HALIFAX	Class of shares allotted: Ordinary	Number allotted: 304,640
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/9/4

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ (OGPUM)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

10/01

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,231	11,244	833
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	578.79p	537.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,294	1,315	602
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	598.0p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,231
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 737
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name: See separate schedules	Class of shares allotted: Ordinary	Number allotted: 16,551
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] Date 14/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Halifax Plc
Certificated
Maturity
8th September 2004

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	EXERCISED
Mrs	Diana Ruth	Gaisford	132A Crayford Road	DARTFORD	DA1 4ES		**403**
Mr	Geoffrey Edward Mayes	Herne	39 Woodrow Crescent	Knowle Soilhull	SOLIHULL	West Midlands B93 9EF	**1346**
Miss	Naina Nathalal	Karia	85 Mortlake Road	ILFORD	Essex IG1 2SY		**2694**
Mrs	Julie	Ryan	11 Stockville Road	Calderstones	LIVERPOOL	L18 3EJ	**3369**
Mrs	Jane Elisabeth	Slade	18 Shorefields	Rainham	GILLINGHAM	Kent ME8 8SB	**740**
Mrs	Carol Mavis	Staniland	27 Harrow Road	LEIGHTON BUZZARD	Beds LU7 4UF		**1346**
Mrs	Dorothy	Tomkinson	46 Arundel Drive	POULTON LE FYLDE	Lancs FY6 7TF		**1346**
7 records							**11244**

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 8th September 2004

Mr Alan Davidson 8 Alderley Close Saddlestone Douglas ISLE OF MAN IM2 1NT	**601**
1 record	**601**

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 8th September 2004

Mrs Marabel Law Cairns 39 Currievale Park Grove CURRIE Midlothian EH14 5XA	743
Miss Linda Margaret Forbes 8 Cambridge Road RENFREW PA4 0SL	387
Miss Jean Kilgour Frew 89 High Road STEVENSTON Ayrshire KA20 3DZ	789
Ms Gillian Hayes 61 Croft Avenue WEST WICKHAM Kent BR4 0QH	391
Mrs Jane Clare E Macdonald 25 Lewis Street STORNOWAY Lewis HS1 2JW	89
Mrs Christine Sharp 37 Bankholm Place Busby GLASGOW G76 8SH	202

Mrs Susan Spiers Half Acre High St Newton Popplef Sidmouth Devon EX10 0ED	1483
Miss Morag Anne Sweeney 34 Craigson Place AIRDRIE Lanarkshire ML6 8PH	622
8 records	**4706**

10,734

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,767	4,967	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 10,734
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] **Date** 14/9/4

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

6,248

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,495	2,753	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	6,248
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Deputy

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

7,296.

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,860	436	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 7,296
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 14/9/4

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

28,382

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,201	16,580	2,601
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	25,781
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Douglas Ian Riddell	Ordinary	2,601
Address: 47 Vincent Drive, Westminster Park, Chester		
UK postcode: CH4 7RQ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

141,279

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	141,279		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.145		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited A/C Halifax	Class of shares allotted: Ordinary	Number allotted: 141,279
Address: The Mound, Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15/9/4

A ~~director /~~ Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

38,599

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,616	12,955	1,944
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	668.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	563	782	1,739
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	712.5p	537.0p	410.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	826	1,972	470
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	597.5p	574.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 / 09 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,732		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	578.79p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	26,078
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	893
Name: See attached schedules Address: UK postcode:	Ordinary	11,628
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 4

Signed [signature] Date 15/9/4

A ~~director~~ / secretary (deputy) / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

Halifax Plc
Maturity
Certificate

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	ADD4	EXERCISED
Mrs	Alyson Mary	Edwards	Caerafon	Cardiff Street	MERTHYR TYDFIL	Mid Glam CF48 1EX	538
Mr	Andrew Ross	Grimshaw	61 Bradshaw View Queensbury	BRADFORD	West Yorkshire BD13 2FF		2021
Mrs	Susan Anne	Ryan	5 Sully Terrace	PENARTH	South Glam CF64 3DS		336
Mrs	Sylvia Ann	Shorten	12 Stead Street Eckington	SHEFFIELD	S21 4FY		2021
Mrs	Lyn Julie	Webb	21 Crestlands Alresford	COLCHESTER	CO7 8AF		470
Miss	Christine May	Winter	Elm Court	262 Walton Road	WALTON ON THE NAZE	Essex CO14 8LT	1346
6 records							**6732**

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 15th September 2004

Mrs Barbara Ann Bisland Brooklyn 12 Bogan EYEMOUTH Berwickshire TD14 5ND	213
Mr Barry Royston Francis 18 Willoughby Close Alveston BRISTOL BS35 3RW	893
Mrs Hilary Angela S Hagan 48 Ravencroft Lawnswood BICESTER Oxon OX26 6YQ	324
Mr Charles James H Hunter The Barn Lower Farm Hilton BLANDFORD FORUM Dorset DT11 0DQ	275
Mrs Margaret Weir Kerr 33 Ross Gardens MOTHERWELL	

Lanarkshire ML1 3BE	279
Mr Andrew Richard Whitfield 8 Southridge Heights WESTON SUPER MARE Avon BS24 9JH	391
6 records	**2375**

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 15th September 2004

Mr Charles James H Hunter The Barn Lower Farm Hilton BLANDFORD FORUM Dorset DT11 0DQ	**2521**
1 record	**2521**

16,928

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,054	4,535	1,339
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 16,928
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (deputy)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

11,775

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,927	3,531	3,317
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 11,775
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 21/9/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

395,739

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 20 Month 09 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	14,000	330,830	6,053
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	680.0p	668.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,267	29,589	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	381,739
Name: Robert Sinclair Harley Address: 12 Riselaw Crescent, Edinburgh UK postcode: EH10 6HL	Ordinary	14,000
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 21/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

322,843

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	289,591	3,139	14,092
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	16,021		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 322,843
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 21/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	126,015		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	751.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HBOS QUEST Limited A/C HALIFAX	Class of shares allotted: Ordinary	Number allotted: 126,015
Address: The Mound Edinburgh		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22|09|04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

492,403

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,866	903	1,011
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	562.0p	574.0p	597.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,814	243	12,126
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	577.79p	578.79p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	419,418	7,184	8,725
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	22	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	16,888	18,225	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	470,440
Name: Halifax Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	8,047
Name: See schedules attached (3) Address: UK postcode:	Ordinary	13,916
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed ______ Date 27/9/4

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

(1)

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 22nd September 2004

Mrs Kathleen Creasy 90 Ingram Avenue AYLESBURY Bucks HP21 9DN	553
Mrs Leigh Emery 63 Hudson Close Yate BRISTOL BS17 4NP	118
Mrs Shelagh Ferguson 4 Cleddans Crescent CLYDEBANK Dunbartonshire G81 5NW	305
Mr Christian Gillet 6 Dreve de L'Arc-En-Ciel B 6700 ARLON BELGIUM	649
Mr Trevor John Mitchell Laurel Cottage The Batch Butcombe BRISTOL BS40 7UY	391
Mr David Gilroy Porteous Laurel Cottage The Batch Butcombe BRISTOL BS40 7UY	130
7 records	**2146**

(2)

Halifax Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 22nd September 2004

Mr Richard Hyder 1 Little Mere Christleton CHESTER CH3 7AA	2770
Mrs Leigh Emery 63 Hudson Close Yate BRISTOL BS17 4NP	243
Mrs Patricia Canning 130 Brize Norton Road Minster Lovell Witney OX29 0SQ	2694
Mr Derek Somers 7 Kirkstone Drive Halifax HX2 0NS	3369
4 Records	**9076**

Full Exercise to Certificate

1

TITLE	FORENAMES	SURNAME	ADD1	ADD2	ADD3	OPTION_PRICE	EXERCISED	COST_SHARES
Mrs	Suzanne Nicolette	Wright	134 Shirley Way	CROYDON	CR0 8PF	5.7879	2694	£ 15,592.61
1 record							**2694**	**£ 15,592.61**

3

154 604

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	23 / 09 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,339	1,380	1,731
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	428.27p	459.47p	570.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,516	9,400	108,208
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	472.53p	655.00p	680.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,095	12,040	12,895
Nominal value of each share	25p	25p	25P
Amount (if any) paid or due on each share *(including any share premium)*	751.20p	654.00p	712.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	139,238
Name: See Schedule 1 attached Address: UK postcode:	Ordinary	9,400
Name: See Schedule 2 attached Address: UK postcode:	Ordinary	5,966
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 27/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

Name	Address			Postcode	No of shares allotted
Wiliam Alexander Cowie	7 West Church Court	West Church Street	Buckie	AB56 1DZ	2,400
John AbercrombyTrouten	79 Caroline Park	Mid Calder	West Lothian	EH53 0SJ	7,000
23-Sep-04					**9,400**

(1)

(2)

Certificates

BOS Numbe	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	Total Units
905748	Mrs	Helen Margaret	Douglas	YL583696	21 Warriston Terrace		EDINBURGH	EH3 5LZ	288	390	437	0	**1115**
907128	Mrs	Jane Clare Elizabeth	MacDonald	YY648454	25 Lewis Street	Stornoway	ISLE OF LEWIS	HS1 2JW	0	270	105	98	**473**
908569	Mrs	Rosemary Ann	Sutherland	YE482246	59 Parkhead Loan		EDINBURGH	EH11 4SL	0	0	215	0	**215**
910133	Miss	Carole Ann	Donald	YT985575	54 Kaims Brae	Livingston Village	LIVINGSTON	EH54 7DT	695	0	0	0	**695**
904634	Mr	John Abercromby	Trouten	YW800215	79 Caroline Park	Mid Calder	WEST LOTHIAN	EH53 0SJ	0	0	0	252	**252**
912659	Mrs	Shelagh	Ferguson	YE395521	4 Cleddans Crescent	Hardgate	CLYDEBANK	G81 5NW	356	390	215	308	**1269**
910434	Mrs	Anne Margaret	Cameron	YH742150	Taransay	20c William Street	DUNOON	PA23 7JH	0	330	322	201	**853**
904955	Mr	Alan Charles Forbes	Cormack	YS645322	75 Perry Hall Road	Orpington	KENT	BR6 0HR	0	0	437	411	**848**
905349	Mr	Alexander	Spy	YY987198	11 Kilpatrick Gardens	Clarkston	GLASGOW	G76 7RD	0	0	0	246	**246**
									1339	1380	1731	1516	**5966**

148,259

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	105,987	4,028	5,814
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24 / 09 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,720	13,605	2,105
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	655.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited	Class of shares allotted Ordinary	Number allotted 146,154
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name Johnstone Storrie McMillan	Class of shares allotted Ordinary	Number allotted 2,105
Address 27 Strachan Crescent Dollar Clackmannanshire		
UK postcode FK14 7HL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ Date 27/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Nicola Moodie, Company Secretary's Department
	5 Morrison Street, Edinburgh, EH3 8BH
	Tel 0131 243 5486
	DX number DX exchange

coform

101 120

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,311	12,469	882
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	654.0p	712.5p	751.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	78,458		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	101,120
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 27/9/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

47 338

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	28,987	1,379	7,796
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	668.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,176		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	712.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
HSDL Nominees Limited	Ordinary	47,338
Address Trinity Road Halifax West Yorkshire		
UK postcode HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/9/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

5 Morrison Street, Edinburgh, EH3 8BH

Tel 0131 243 5486

DX number DX exchange

coform

36 943

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	36,943		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	746.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HBOS QUEST Limited A/C HALIFAX Address: The Mound Edinburgh UK postcode: EH1 1YZ	Ordinary	36,943
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/9/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
5 Morrison Street, Edinburgh, EH3 8BH
Tel 0131 243 5486
DX number DX exchange

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:51 1 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 31 August 2004, it had in issue 3,891,063,082 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:59 1 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................01/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................31/08/2004.....................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
79,523		£6.840
	538	£6.835
	250	£6.835 (This trade was executed in respect of a client induced sale)
	20	£6.836
857		Transfer in (26/08/04)
	375	Transfer out (26/08/04)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,112,280..........(0.900%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:11 Tue, Sep 7 2004 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Holding(s) in Company	16:30 1 Sep 04	16:30 1 Sep 04		

Full Announcement Text

Notification has today been received by HBOS plc from Lehman Brothers that as at 27th August 2004 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

END

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London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:12 Tue, Sep 7 2004 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		11:38 2 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 1 September 2004, it had in issue 3,891,502,544 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		12:30 2 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................02/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................01/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	1,200	£6.8213
	325	£ 6.8213(This trade was executed in respect of a client induced sale)
	13	£6.8256
	9	Transfer out (01/09/04)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,110,747..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		15:04 2 Sep 04		

Full Announcement Text

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme (the 'Scheme')

Following the maturity of the 1997 seven year options under the Scheme, the Company received notification that 493,084 ordinary 25p shares in the Company had been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme on 1 September 2004. Subsequently, due to the nature of the operation of the QUEST 420,003 ordinary 25p shares in the Company were issued to the

QUEST on 1 September 2004, at a market value of 679.5p.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 9,875,477 shares still held by the QUEST.

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Hx House Price Index Aug2004	08:00 3 Sep 04	08:00 3 Sep 04		

Full Announcement Text

Halifax House Price Index

National Index **August 2004**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **519.7** Monthly Change **–0.6%** Annual Change **21.3%**

Standardised Average Price (seasonally adjusted) **£160,565**

Key Points

- House prices fell by 0.6% in August. This was the tenth monthly fall in the last five years: a period when prices in the UK have more than doubled.
- House prices have increased by 1.8% during the past three months. This is significantly below the 6.5% rise recorded in the preceding three months. It is becoming increasingly clear that the five rises in interest rates since November 2003 are acting as a brake on house price growth.
- A number of other key market indicators have shown a softening in housing market activity over the past few months. These indicators, however, show that activity levels remain at historically high levels and are consistent with a moderating housing market.
- The market remains well underpinned by a strong economic background, historically low debt-servicing costs and supply shortages. The labour market is performing well with the claimant count unemployment rate at a 25 year low of 2.7% and employment growing by 443,000 in the past two years. We continue to expect house price inflation to slow gradually over the remainder of 2004 and into next year as higher interest rates and the increasing difficulties faced by potential first-time buyers in entering the market curb housing demand.

Commenting, Martin Ellis, Chief Economist, said:

"House prices have increased by 1.8% during the past three months. This is significantly below the 6.5% rise recorded in the preceding three months, providing further evidence that the housing market is slowing in response to the recent series of interest rate increases.

Occasional monthly falls are part of the normal fluctuations in the housing market, even during periods when the market is very strong. Indeed, this is the tenth monthly fall in the last five years: a period when

prices have been on a very strong upward trend.

The market remains well underpinned by a strong economic background, historically low debt-servicing costs and supply shortages. We continue to expect house price inflation to slow gradually over the remainder of 2004 and into next year as higher interest rates and the increasing difficulties faced by potential first-time buyers in entering the market curb housing demand."

House price growth has slowed in the past three months ......

The pace of house price inflation has eased markedly since May with an average monthly increase in prices of 0.6% in the past three months. This compares with an average rise of over 2% during the first five months of the year. These signs of slower house price growth are consistent with other indicators showing a softening in activity levels in the past few months. As a result, it is becoming increasingly clear that the five rises in interest rates since November 2003 are dampening housing demand and are acting as a brake on activity and price growth.

Occasional monthly falls are part of the normal fluctuations in house prices ......

UK house prices have more than doubled over the past five years. Even during this lengthy and sustained period of strong house price growth there have been nine previous monthly price falls. In other words, prices have recorded a monthly drop almost once every six months, on average, since August 1999. Moreover, this is the third fall in the month of August since 1998.

Key indicators suggest a moderation in housing market activity ......

A number of other key market indicators have shown a weakening in activity over the past few months. For example, the monthly RICS survey has shown both a rise in the stock of unsold properties on estate agents' books and a fall in buyer enquiries in recent months. Both developments are indicative of a fall in housing market activity. Nonetheless, the stock of unsold properties remains at a low level on a historical basis and is still 14% lower than a year ago. Additionally, the fall in buyer activity has been less pronounced than during the Iraq war in 2003.

The number of mortgages approved for house purchases fell in July for the second successive month and was 27% below its peak in December 2003 on a seasonally adjusted basis, according to the latest Bank of England figures. The number of approvals in the three months to July, however, remained 3% above the

average quarterly level recorded over the past five years.

These indicators show that activity levels remain at historically high levels despite recent signs of weakening. These results are consistent with a moderating housing market.

Economic background is set to remain supportive for the housing market ......

UK economic growth, at 3.7%, remained comfortably above its long-term average rate in the second quarter of 2004, according to data from the ONS last week. This strong economic performance has resulted in high levels of employment (the total number in employment has risen by 443,000 over the past two years to 28.29 million). The claimant count unemployment rate has fallen to its lowest level in more than twenty-five years at 835,200 (2.7% of the workforce) following a 102,400-drop in the past year. A buoyant labour market has contributed to the ongoing strength of the housing market.

We expect higher interest rates to temper activity and predict that GDP growth will ease from approximately 3.5% in 2004 to around 2.5% next year – more in line with long-term historical average growth rates. Despite this slowdown, economic growth is likely to remain at levels that will maintain a strong labour market, therefore underpinning housing demand. Sound demand, combined with ongoing housing supply shortages, will support house prices.

The market remains on-track for a gradual slowdown ......

Recent interest rate rises and constraints on first-time buyer affordability will, however, curb house price inflation and activity. The difficulties faced by potential first-time buyers in entering the market are underlined by the latest CML figures, showing that first-time buyers took out only 28% of home loans in the three months to July; significantly below the 44% average over the past ten years. We expect house price growth to moderate over the remainder of 2004 and into 2005.

NOTE: The 21.3% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or completeness. We reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance on the indices for their own or third party commercial purposes do so at their own risk.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		11:34 3 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 2 September 2004, it had in issue 3,891,549,699 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		12:05 3 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................03/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................02/09/2004.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
20,212		Transfer in (02/09/2004)
	24,920	£6.85 (This trade was executed in respect of a client induced sale)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,106,041..........(0.900%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National PLC		15:24 3 Sep 04		

Full Announcement Text

RNS Number:6069C
HBOS PLC
3 September 2004

Date of Disclosure 03/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3
OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 02/09/2004

Dealing in ABBEY NATIONAL PLC (name of company)

1) Class of securities (eg ordinary shares) ORD 10P

2)

Amount bought	Amount sold	Price per unit
71,951		£6.035 (SEE NOTE)
225		TRANSFER IN 01/09/2004

NOTE: THE ABOVE TRANSACTION HAS TAKEN PLACE AS A CONSEQUENCE OF TRADING BY A

FTSE ALL-SHARE TRACKER FUND. THE PANEL EXECUTIVE HAS INFORMED HBOS PLC ON AN EXPARTE BASIS THAT SUCH TRANSACTIONS ARE PERMITTED AND HAVE NO CODE CONSEQUENCES.

3) Resultant total of the same class owned or controlled
(and percentage of class) 21,241,594 (1.433%)

4) Party making disclosure HBOS PLC

5) EITHER (a) Name of purchaser/vendor (Note 1)
OR (b) if dealing for discretionary client(s), name of fund management organisation
HBOS PLC AND ITS SUBSIDIARIES

6) Reason for disclosure (Note 2)
(a) associate of (i) offeror (Note 3) YES
(ii) offeree company NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in) YES

Signed, for and on behalf of the party named in (4) above N/A

(Also print name of signatory) KENNY MELVILLE

Telephone and extension number 0131 243 8671

Note 1. Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2. Disclosure might be made for more than one reason; if so, state all reasons.

Note 3. Specify which offeror if there is more than one.

Note 4. When an arrangement exists with any offeror, with the offeree company or which an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8

Note 5. It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that relevant information can be given.

Note 6. In the case of an average price bargain, each underlying trade should be disclosed.

Note 7. The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:36 6 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 3 September 2004, it had in issue 3,891,556,741 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:44 7 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 6 September 2004, it had in issue 3,891,557,153 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		12:04 7 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................07/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................06/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
2,031		Transfer in (03/09/2004)
	215	£7.055 (This trade was executed in respect of a client induced sale)
	700	£7.045
	18	£7.067
	9	Transfer out (06/09/2004)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,107,130..........(0.902%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding	14:18 7 Sep 04	14:18 7 Sep 04		

Full Announcement Text

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 49

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 7.067p

13) Date of transaction: 6 September 2004

14) Date company informed: 6 September 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

2,219,803 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.057%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:21 8 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 7 September 2004, it had in issue 3,891,560,722 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:55 8 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................08/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................07/09/2004..

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	650	£7.046 (This trade was executed in respect of a client induced sale)
20,000		£7.115
	850	£7.045
	1,250	£7.095
9,716		Transfer in (07/09/2004)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,134,097..........(0.903%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:58 8 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................08/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................N/A - see Note 3.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit

N/A

3. Resultant total of the same class owned or controlled (and percentage of class)

...35,134,097 (0.903%)

As at 07/09/2004, elections have been made in respect of 15,545,394 shares to receive approximately 250,075 new shares under the Alternative Dividend Plan upon payment of the Interim Dividend due on 22nd October 2004. HBOS plc will, on 25th October 2004, issue an announcement detailing the revised number of shares it owns or controls following allotment of such shares. The Panel Executive has informed HBOS plc on an exparte basis that such transactions are permitted and have no Code consequences.

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:36 9 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 8 September 2004, it had in issue 3,891,883,881 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		11:02 9 Sep 04		

Full Announcement Text

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme (the 'Scheme')

Following the maturity of the 1997 seven year options under the Scheme, the Company received notification that 375,280 ordinary 25p shares in the Company had been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme on 8 September 2004. Subsequently, due to the nature of the operation of the QUEST 304,640 ordinary 25p shares in the Company were issued to the

QUEST on 8 September 2004, at a market value of 713.0p.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 9,804,837 shares still held by the QUEST.

END

---

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:55 9 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................09/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................08/09/2004.......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
150,000		£7.120
175,445		£7.124
110		£7.103

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,459,962..........(0.911%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Gail Stivey..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		12:01 9 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................09/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................08/09/2004.......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
66,560		£6.081 (See Note)
1,921		Transfer in 07/09/2004

NOTE: The above transaction has taken place as a consequence of trading by a FTSE All-Share Tracker Fund. The Panel Executive has informed HBOS plc on an exparte basis that such transactions are permitted and have no Code consequences.

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,310,080 (1.443%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Gail Stivey..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Company	Headline	Embargo	Last Update
HBOS PLC	Blocklisting 6 Monthly Return	11:17 10 Sep 04	11:17 10 Sep 04

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

HBOS plc

2. Name of scheme

a) Bank of Scotland SAYE scheme
b) Bank of Scotland ESOS
c) Halifax Group plc Sharesave scheme
d) Halifax Group plc IR approved share option scheme (and unapproved)

e) HBOS plc Employee Share Option Plan

f) HBOS Sharesave Plan

3. Period of return: From 11 March 2004 to 10 September 2004

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a) 106,725

b) 1,920,004
c) 370,842
d) 14,093,068
e) 51,078
f) 329,162

5. Number of shares issued/allotted
under scheme during period

a) 9,596,120
b) 700,441
c) 920,808
d) 1,525,823
e) 386,863
f) 121,424

6. Balance under scheme not yet issued/allotted
at end of period

a) 84,717

b) 1,219,563

c) 1,523,034

d) 12,567,245

e) 189,697

f) 207,738

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a) 2,338,076 – 10/9/01
b) 1,511,965 – 10/9/01
c) 2,950,519 – 10/9/01
d) 17,968,480 – 10/9/01

e) 277,392 – 3/9/02

f) 258,064 – 25/3/02

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,891,894,615

Contact for queries: Address: HBOS plc, The Mound, Edinburgh EH1

Name: Nicola Moodie
Telephone: 0131 243 5486

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		11:36 10 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 9 September 2004, it had in issue 3,891,894,615 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:49 10 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................10/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................09/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	4,382	£7.085
95,000		£7.145
	800	£7.091
	18	£7.086
7,513		Transfer in (09/09/2004)
	1,350	£7.085
	375	£7.085 (This trade was executed in respect of a client induced sale)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,555,551..........(0.914%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Gail Stivey..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in

cases of doubt, the Panel should be consulted.

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:16 13 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 10 September 2004, it had in issue 3,891,900,863 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Gail Stivey, Company Secretarial Manager

0131 243 8671

END

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Last Refreshed At 11:34 Mon, Sep 13 2004 UK Time

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		10:39 13 Sep 04		

Full Announcement Text

---

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 52

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 7.092p

13) Date of transaction: 10 September 2004

14) Date company informed: 13 September 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

2,219,751 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.057%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

END

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Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:53 13 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................13/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p...

2.

Amount bought	Amount Sold	Price per unit
	20,000	£7.17 (This trade was executed in respect of a client induced sale)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,575,552..........(0.914%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS- Replacement		18:32 13 Sep 04		8864C

Full Announcement Text

FORM 8.1/8.3

The following replaces the Rule 8-HBOS announcement released 13/09/04 at 11.53 under RNS number 8864C.

The resultant total holding was stated as 35,575,552 and should have read 35,535,552. All other details remain unchanged, and the full amended text appears below.

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................13/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................10/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	20,000	£7.17 (This trade was executed in respect of a client induced sale)

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,535,552..........(0.913%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 2.10 Announcement		10:01 14 Sep 04		

Full Announcement Text

HBOS plc

Rule 2.10 Announcement – Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, HBOS plc ('HBOS') confirms that, as at close of business on 13 September 2004, it had in issue 3,891,908,159 (including those represented by ADRs) ordinary shares of 25 pence each ('HBOS Shares').

The International Securities Identification Number for the HBOS Shares is GB0030587504.

Contact details:

Kenny Melville, Company Secretarial Manager

0131 243 8671

END

---

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - HBOS plc		11:41 14 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................14/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................13/09/2004......................................

Dealing in (name of company)

...HBOS plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	237	£7.20 (This trade was executed in respect of a client induced sale)
	500	£7.175

3. Resultant total of the same class owned or controlled (and percentage of class)

.........35,534,816..........(0.914%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

YES

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

...1...

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

NO

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Statement re Abbey National	07:00 15 Sep 04	07:00 15 Sep 04		

Full Announcement Text

HBOS plc

Statement re Abbey National PLC ("Abbey")

Further to the announcement made on 2nd August in respect of a potential combination with Abbey, HBOS plc ("HBOS") has now concluded its analysis.

Notwithstanding the very substantial opportunity to create synergies, and a strong competition case with which to engage the regulators, HBOS has decided not to proceed with an offer for Abbey.

HBOS believes that the shareholder value inherent in its existing prospects is superior to that likely to be achieved through this combination.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		11:37 16 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................16/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................15/09/2004......................................

Dealing in (name of company)

...Abbey National plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	116,881	£5.688

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,193,343 (1.435%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Minerva plc		11:40 16 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................16/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................15/09/2004......................................

Dealing in (name of company)

...MINERVA plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	228,700	£3.140

3. Resultant total of the same class owned or controlled (and percentage of class)

...2,583,445 (1.607%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:01 Mon, Sep 20 2004 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National Plc		11:14 20 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................20/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................17/09/2004.......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	6,070	£5.720

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,187,276 (1.435%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:33 21-Sep-04
Number	1579D

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		11:31 21 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................21/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................20/09/2004......................................

Dealing in (name of company)

...Abbey National plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	675	£5.570

3. Resultant total of the same class owned or controlled (and percentage of class)

...21,186,602 (1.434%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Warner Chilcott plc		11:34 21 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................21/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................20/09/2004......................................

Dealing in (name of company)

WARNER CHILCOTT plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
345,500		£7.480

3. Resultant total of the same class owned or controlled (and percentage of class)

.........10,412,970..........(5.686%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email:

monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such

securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - NHP plc		11:55 22 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................22/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/09/2004......................................

Dealing in (name of company)

NHP plc..............

1. Class of securities (eg ordinary shares)

.........Ord 1p..

2.

Amount Bought	Amount Sold	Price per unit
40,000		£2.410

3. Resultant total of the same class owned or controlled (and percentage of class)

...3,988,087 (1.922%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor.(Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding	14:15 22 Sep 04	14:15 22 Sep 04		

Full Announcement Text

---

1) Name of company: HBOS plc

2) Name of Director: George Mitchell

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s): Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Director has been granted options under the HBOS plc Sharesave Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Grant: 21 September 2004 (effective from 1 January 2005)

18) Period during which or date on which exercisable: 1 January 2008 - 30 June 2008

19) Total amount paid (if any) for grant of the Option:

544.3p per ordinary share payable during the period 1 January 2005 to 31 December 2007, under the rules of the Plan.

20) Description of shares or debentures involved, class, number:

1,740 ordinary shares of 25p each

21) Option Grant Price: 544.3p

22) Total number of shares or debentures over which options and awards are held following this notification:

431,588 ordinary shares of 25p each

23) Contact name for queries: Nicola Moodie

24) Contact telephone number: 0131 243 5486

25) Name of company official responsible for making notification: Nicola Moodie

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		15:43 22 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................22/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................21/09/2004.......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	8,000	£5.635

3. Resultant total of the same class owned or controlled (and percentage of class)

...16,597,333 (1.124%)

4,581,270 shares (0.31%) included in previous announcements have been excluded from this and any future announcements. These shares are deemed to be owned by HBOS plc and its subsidiaries, but are under the discretionary management of a fund manager external to the HBOS plc group of companies. Accordingly, any appropriate disclosures will be made by the fund manager.

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on

a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		16:18 22 Sep 04		

Full Announcement Text

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme (the 'Scheme')

Following the maturity of the 1997 seven year options under the Scheme, the Company received notification that 174,405 ordinary 25p shares in the Company had been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme on 15 September 2004. Subsequently, due to the nature of the operation of the QUEST 141,279 ordinary 25p shares in the Company were issued to the

QUEST on 15 September 2004, at a market value of 714.5p.

Further, on 22 September 2004, 163,508 ordinary 25p shares in the Company had been transferred from the QUEST to certain participants of the Scheme and 126,015 ordinary 25p shares in the Company issued to the QUEST, at a market value of 751.0p.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 9,734,218 shares still held by the QUEST.

END

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS Treasury Services PLC	Transaction in Own Shares		16:20 22 Sep 04		

Full Announcement Text

Notice of Purchase of Securities

Security:

Issuer Halifax Building Society

Series Number 00158

Description £75,000,000 Floating Rate Subordinated Notes 2009

Currency/Principal Amount GBP 66,000,000

Issue Date 29 July 1996

Maturity Date 30 July 2009

ISIN XS0068269462

<u>Purchase</u>:

Purchased by: HBOS Treasury Services plc

Purchase Amount: GBP 60,000,000

Value Date 27 September 2004

The Issuer intends to cancel the securities purchased as advised above. The residual amount of GBP 6,000,000 of this Series will remain outstanding.

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Warner Chilcott plc		11:55 23 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................23/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................22/09/2004.....................................

Dealing in (name of company)

WARNER CHILCOTT plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	8,608	£7.675

3. Resultant total of the same class owned or controlled (and percentage of class)

.........10,404,362.........(5.555%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)

...6..

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email:

monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such

securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		11:15 24 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

............................24/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................23/09/2004.....................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	1,000	£5.540
	750	£5.535

3. Resultant total of the same class owned or controlled (and percentage of class)

...16,595,585 (1.124%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding	11:17 24 Sep 04	11:17 24 Sep 04		

Full Announcement Text

---

1) Name of Company:

HBOS plc

2) Name of Director:

David Shearer

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

as 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Purchase

7) Number of shares acquired: 10,000

8) Percentage of issued class: de minimus

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: £7.416

13) Date of transaction: 23 September 2004

14) Date company informed: 23 September 2004

15) Total holding following this notification: 10,000

16) Total percentage holding of issued class of such Shares following this notification: de minimus

17) Date of Grant: N/A

18) Period during which or date on which exercisable: N/A

19) Total amount paid (if any) for grant of the Option: N/A

20) Description of share or debentures involved, class, number: N/A

21) Option Grant Price: N/A

22) Total number of shares or debentures over which options and awards are held following this notification: N/A

23) Any additional information:

END

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - GWR Group plc		11:31 27 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................27/09/2004.................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/09/2004......................................

Dealing in (name of company)

... GWR Group plc..............

1. Class of securities (eg ordinary shares)

.........Ord 5p...

2.

Amount bought	Amount Sold	Price per unit
	500	£2.872

3. Resultant total of the same class owned or controlled (and percentage of class)

.........2,971,414...........(2.270%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email:

monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such

securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		11:34 27 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................27/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................24/09/2004.......................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	290	£5.540

3. Resultant total of the same class owned or controlled (and percentage of class)

...16,595,296 (1.124%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding	14:45 27 Sep 04	14:45 27 Sep 04		

Full Announcement Text

1) Name of company:

HBOS plc

2) Name of Director:

Mark Tucker

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the

transaction:

Director has been granted a conditional award of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Award: 27 September 2004. (Effective from 1 January 2004)

18) Period during which or date on which exercisable:

Release Date – March 2007

19) Total amount paid (if any) for grant of the Award: Nil

20) Description of shares or debentures involved, class, number:

156,206 Ordinary Shares of 25p each

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21) Share Grant Price: 717p (Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

22) Total number of shares or debentures over which options and awards are held following this notification:

156,206 Ordinary Shares of 25p each

23) Contact name for queries: Gail Stivey

24) Contact telephone number: 0131 243 7029

25) Name of company official responsible for making notification: Nicola Moodie

END

---

status list

London STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange

Last Refreshed At 14:03 Tue, Sep 28 2004 UK Time

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View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Minerva plc		11:56 28 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................28/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................27/09/2004......................................

Dealing in (name of company)

...MINERVA plc...............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	100,000	£3.025

3. Resultant total of the same class owned or controlled (and percentage of class)

...2,343,445 (1.458%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Abbey National plc		11:58 28 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................28/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................27/09/2004.....................................

Dealing in (name of company)

...Abbey National plc..............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	400	£5.475

3. Resultant total of the same class owned or controlled (and percentage of class)

16,556,839 (1.121%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Minerva plc		11:21 29 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................29/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................28/09/2004.....................................

Dealing in (name of company)

...MINERVA plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	98,521	£3.018
	1,479	£3.017

3. Resultant total of the same class owned or controlled (and percentage of class)

...2,243,445 (1.396%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Director Shareholding		15:26 29 Sep 04		

Full Announcement Text

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Sharesave Scheme (the 'Scheme')

Following the maturity of the 1997 seven year options under the Scheme, the Company received notification that 47,616 ordinary 25p shares in the Company had been transferred from the HBOS Qualifying Employee Share Ownership Trust (the 'QUEST') to certain participants of the Scheme on 29 September 2004. Subsequently, due to the nature of the operation of the QUEST 36,943 ordinary 25p shares in the Company were issued to the QUEST on 29

September 2004, at a market value of 746.0p.

The Executive Directors remain potential beneficiaries and so interested, along with other participants, in 9,723,545 shares still held by the QUEST.

END

---

status list

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Minerva plc		11:13 30 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................30/09/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................29/09/2004......................................

Dealing in (name of company)

...MINERVA plc..............

1. Class of securities (eg ordinary shares)

.........Ord 25p..

2.

Amount bought	Amount Sold	Price per unit
	100,000	£3.019

3. Resultant total of the same class owned or controlled (and percentage of class)

...2,143,445 (1.333%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to

the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in

paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
HBOS PLC	Rule 8 - Eidos plc		11:14 30 Sep 04		

Full Announcement Text

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................30/09/2004................................

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................29/09/2004.....................................

Dealing in (name of company)

... Eidos plc..............

1. Class of securities (eg ordinary shares)

.........Ord 2p...

2.

Amount bought	Amount Sold	Price per unit
	78,864	£1.00

3. Resultant total of the same class owned or controlled (and percentage of class)

.........3,698,533...........(2.604%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 5562...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons

act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.